Exhibit 1

INCREDIMAIL REPORTS RECORD HIGH REVENUES $7.5 MILLION, $3.3 MILLION
EBITDA AND $2.2 MILLION NET PROFIT IN THIRD QUARTER OF 2010

IncrediMail to discontinue dividend policy in 2011, investing in growth

TEL AVIV, ISRAEL – November 4, 2010 - IncrediMail Ltd. (NASDAQ: MAIL), a digital media company that develops and markets downloadable consumer products, today reported financial results for the third quarter ended September 30, 2010.

Revenues for the third quarter of 2010 rose 13% to $7.5 million, up from $6.6 million in the same quarter last year.  EBITDA was 44% of sales, totaling $3.3 million, in-line with the third quarter of 2009.  Net profit increased from $2.1 million or $0.21 per diluted share in the third quarter of 2009, to $2.2 million, or $0.22 per diluted share this year.

In the first nine months of 2010, revenues were $21.7 million, increasing 10%, compared to $19.7 million in same period of 2009, and net profit was $6.6 million, up 11%, compared to $5.9 million in the first nine months of 2009.

Total operating expenses in the third quarter of 2010 were $4.2 million, including a one-time allocation for compensation related expenses of $0.5 million, compared to $3.3 million in the third quarter of 2009.

Commenting on the results, IncrediMail CEO Josef Mandelbaum, said, “The strong financial results of the third quarter continue to demonstrate the power of our business model and provide the necessary foundation for future growth.  We have recently embarked on a new strategic plan for the company that will require a renewed focus on the consumer, and investment in certain key strategic areas of the company balanced with finding efficiencies in other parts of the business.”

“Moving forward, we will build upon our existing base to build, acquire and enhance a portfolio of personal productivity products that help make our consumer’s lives a little simpler.  We believe this approach will help us to accomplish several goals:  strengthen revenues through product sales and advertising, diversify our revenue streams and add new growth channels outside of search. In preparation for the accelerated growth we are expecting, we have begun restructuring the company by hiring additional experienced personnel and realigning the Company’s activities with our new goals.  Our new strategy emphasizing our core competencies and initiatives to move the plan forward will begin to unfold in the coming months.”

“As part of our repositioning the Company towards growth, we will be discontinuing our dividend distribution in 2011.  As a growth-oriented company, cash that we had paid out in the form of a dividend will in 2011 be used to increase shareholder value by growing our business by way of investment in organic and non-organic growth,” Mandelbaum added.

Conference Call
IncrediMail will host a conference call to discuss the results, today, November 4th at 10:30 AM EST (16:30 PM Israel Time). We invite all those interested in participating in the call to dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0685. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail's website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com) is an internet company that develops customized, downloadable graphic consumer applications used to generate search revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, stock-based compensation and depreciation and amortization. IncrediMail's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail's Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Marybeth Csaby/Rob Fink
KCSA Strategic Communications
(212) 896-1236 / 212-896-1206
mcsaby@kcsa.com/ rfink@kcsa.com

### Tables Follow ###

INCREDIMAIL LTD.
CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2010	2009
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,150	$24,368
Marketable securities	15,641	5,225
Trade receivables	2,498	2,320
Other receivables and prepaid expenses	3,306	4,819
Total current assets	38,595	36,732
LONG-TERM ASSETS:
Severance pay fund	1,081	1,104
Deferred taxes	84	63
Other long-term assets	477	495
Property and equipment, net	1,049	1,366
Other intangible assets, net	212	134
Total long-term assets	2,903	3,162
Total assets	$41,498	$39,894

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$956	$1,039
Dividend payable	4,347	-
Deferred revenues	1,918	2,270
Accrued expenses and other liabilities	5,426	6,577
Total current liabilities	12,647	9,886
LONG-TERM LIABILITIES:
Deferred revenues	1,497	1,616
Accrued severance pay	1,351	1,390
Total long-term liabilities	2,848	3,006

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,659,362 and 9,527,821 at September 30, 2010 and December 31, 2009, respectively	26,003	27,002
Total liabilities and shareholders' equity	$41,498	$39,894

INCREDIMAIL LTD.
CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenues	$7,490	$6,608	$21,698	$19,730
Cost of revenues	382	380	1,154	1,095
Gross profit	7,108	6,228	20,544	18,635
Operating expenses:
Research and development	1,707	1,619	4,895	4,448
Selling and marketing	1,120	1,127	3,713	3,349
General and administrative	1,373	564	3,060	2,310
Total operating expenses	4,200	3,310	11,668	10,107
Operating income	2,908	2,918	8,876	8,528
Financial income (expense), net	186	105	275	(19)
Income before taxes on income	3,094	3,023	9,151	8,509
Taxes on income	944	930	2,578	2,575
Net income	$2,150	$2,093	$6,573	$5,934
Net earnings per Ordinary share:
Basic	$0.22	$0.22	$0.68	$0.63
Diluted	$0.22	$0.21	$0.67	$0.63
Diluted weighted number of shares	9,724	9,807	9,785	9,489
RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income	$2,150	$2,093	$6,573	$5,934
One-time compensation expenses	450	--	450	--
Stock based compensation	212	213	574	532
Non-GAAP net income	$2,812	$2,306	$7,597	$6,466
Non-GAAP net earnings per share :
Basic	$0.29	$0.24	$0.79	$0.68
Diluted	$0.29	$0.23	$0.78	$0.68
GAAP net income	$2,150	$2,093	$6,573	$5,934
Income tax expense	944	930	2,578	2,575
Interest (income) expense, net	(186)	(105)	(275)	19
Depreciation, Amortization and Stock-based Compensation	414	385	1,161	1,056
EBITDA	$3,322	$3,303	$10,037	$9,584